SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BSD Medical Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

055662100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP NO.  055662100

1.	Name of reporting persons: Paul F. Turner

2.	Check the appropriate box if a member of a group:

(a)   ☐
(b)   ☐

3.	SEC use only:

4.	Citizenship or place of organization:

United States

Number of shares beneficially owned by each reporting person with:

5.	Sole voting power:
163,900 (1)

6.	Shared voting power:
1,360,785 (2)

7.	Sole dispositive power:
163,900 (1)

8.	Shared dispositive power:
1,360,785 (2)

9.	Aggregate amount beneficially owned by each reporting person:
1,524,685 (1)(2)

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9:
5.1%

12.	Type of reporting person:
IN

(1)	Includes 163,900 stock options to purchase common stock that were exercisable at December 31, 2012 or within 60 days of December 31, 2012.

(2)
Represents 86,811 shares owned jointly by Paul Turner and Judith Turner and 1,273,974 shares held by Family Focus TH Family Limited Partnership (“Family Focus”).  Paul Turner and Judith Turner share voting power and investment power over Family Focus.

CUSIP NO.  055662100

1.	Name of reporting persons: Judith M. Turner

2.	Check the appropriate box if a member of a group:

(a)   ☐
(b)   ☐

3.	SEC use only:

4.	Citizenship or place of organization:
United States

Number of shares beneficially owned by each reporting person with:

5.	Sole voting power:
0

6.	Shared voting power:
1,360,785 (1)

7.	Sole dispositive power:
0

8.	Shared dispositive power:
1,360,785 (1)

9.	Aggregate amount beneficially owned by each reporting person:
1,360,785 (1)

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9:
4.6%

12.	Type of reporting person:
IN

(1)
Represents 86,811 shares owned jointly by Paul Turner and Judith Turner and 1,273,974 shares held by Family Focus.  Paul Turner and Judith Turner share voting power and investment power over Family Focus.

CUSIP NO.  055662100

1.	Name of reporting persons: Family Focus TH Family Limited Partnership

2.	Check the appropriate box if a member of a group:

(a)   ☐
(b)   ☐

3.	SEC use only:

4.	Citizenship or place of organization:
Utah

Number of shares beneficially owned by each reporting person with:

5.	Sole voting power:
0

6.	Shared voting power:
1,273,947(1)

7.	Sole dispositive power:
0

8.	Shared dispositive power:
1,273,974 (1)

9.	Aggregate amount beneficially owned by each reporting person:
1,273,974 (1)

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9:
4.3%

12.	Type of reporting person:
PN

(1)  Represents 1,273,974 shares held by Family Focus.  Paul Turner and Judith Turner share voting power and investment power of Family Focus

Item 1(a).  Name of issuer:
BSD Medical Corporation

Item 1(b).  Address of issuer’s principal executive offices:
2188 West 2200 South
Salt Lake City, Utah 84119

Item 2(a).  Names of person filing:
Paul F. Turner
Judith M. Turner
Family Focus TH Family Limited Partnership

Item 2(b).  Address of principal business office or, if none, Residence:
c/o BSD Medical Corporation
2188 West 2200 South
Salt Lake City, Utah 84119

Item 2(c).  Citizenship:
Paul F. Turner, United States
Judith M. Turner, United States
Family Focus TH Family Limited Partnership, Utah

Item 2(d).  Title of class of securities:
Common Stock, par value $0.001 per share

Item 2(e).  CUSIP No.:
055662100

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which Rows and footnotes are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [X]

This statement is being filed to report the fact that as of the date hereof the reporting persons Judith Tuner and Family Focus TH Family Limited Partnership have ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit 1.

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certifications:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2013

/s/ Paul F. Turner
Paul F. Turner

/s/ Judith M. Turner
Judith M. Turner

FAMILY FOCUS TH FAMILY LIMITED PARTNERSHIP

By: /s/ Paul F. Turner
Paul F. Turner, Manager

By: /s/ Judith M. Turner
Judith M. Turner, Manager

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common stock of BSD Medical Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated:  February 13, 2013

/s/ Paul F. Turner
Paul F. Turner

/s/ Judith M. Turner
Judith M. Turner

FAMILY FOCUS TH FAMILY LIMITED PARTNERSHIP

By: /s/ Paul F. Turner
Paul F. Turner, Manager

By: /s/ Judith M. Turner
Judith M. Turner, Manager